October 2, 2019

Laura K. Campbell
Senior Vice President of Finance
Athersys, Inc.
3201 Carnegie Avenue
Cleveland, OH 44115

       Re: Athersys, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 15, 2019
           File No. 001-33876

Dear Ms. Campbell:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences